September 14, 2010

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F-Street, N.E.

Mail Stop 7010

Washington, DC 20549-7010

Re:	The Jones Financial Companies, L.L.L.P.

Form 10-K for the year ended December 31, 2009

File Number: 0-16633

Dear Mr. Woody:

We have received and reviewed your letter dated August 30, 2010. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. We are ready to assist the Staff in resolving any matters requiring further attention.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements

Note 16 – Commitments, page 96

1.	We note your disclosure of $8.2 million in contractual agreements as of December 31, 2009 to construct a parking garage. Please tell us whether such commitments are included in your table of contractual obligations.

Response:	Contractual agreements relating to The Jones Financial Companies, L.L.L.P.’s (the “Partnership”) construction activities are not included in the table of contractual obligations appearing in Management’s Discussion and Analysis (page 60). However, footnote 16 is referenced in the paragraph preceding the table. In future filings, the Partnership will add construction commitments, if any, to the table of contractual obligations.

Note 17 – Contingencies, pages 96-97

2.	We note you have disclosed that you are a defendant in certain legal actions which include claims for substantial compensatory and/or punitive damages and other claims for indeterminate amounts of damages. It appears that you have generalized your disclosures of these legal actions and have not provided for each particular litigation matter either:

(i). the possible loss or range of loss; or

(ii). a statement that an estimate of the loss cannot be made

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible losses or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the third quarter Form 10-Q to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450. Finally, in response to this comment, please show us a draft of the proposed language that you intend to apply to future filings in response to this comment.

Response: The Partnership has considered guidance contained within ASC 450 for purposes of preparing current disclosures on contingencies. For matters where it is both probable that a loss will be incurred and the amount of the loss can be reasonably estimated, the Partnership records a liability and will, if deemed necessary for the consolidated financial statements not to be misleading, disclose the aggregate liability related to such matters accrued pursuant to ASC 450. As of June 25, 2010, the Partnership had $9.8 million accrued related to matters where it is probable that a loss will be incurred and the amount of loss could be reasonably estimated.

For matters where an accrued liability has not been established and the Partnership believes a loss is reasonably possible, as well as for matters where an accrued liability has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, the Partnership will provide a reasonable estimate of the possible loss or range of possible loss if such determination can be made or indicate if an estimate of the possible loss or range of possible loss cannot be made. Based on this determination, the Partnership proposes the following language in the Contingencies footnote beginning with its third quarter 2010 Form 10-Q.

In the normal course of business, the Partnership has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Partnership is also involved from time to time in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties.

The Partnership assesses its liabilities and contingencies in connection with various legal actions utilizing the available information. For those matters where it is probable the Partnership will incur a potential loss and the amount of the loss is reasonably estimable, in accordance with FASB Accounting Standards Codification 450 (ASC 450), an accrued liability has been established. These legal reserves represent the Partnership’s aggregate estimate of the potential loss contingency and are believed to be sufficient at this time. Such liability may be adjusted from time to time to reflect any relevant developments.

The following language will be tailored based on the determination referenced above:

For such matters where an accrued liability has not been established and the Partnership believes a loss is both reasonably possible and estimable, as well as for matters where an accrued liability has been recorded but for which an exposure to loss in excess of the amount accrued is both reasonably possible and estimable, the current estimated aggregated range of possible loss is $XX million to $XX million.

Or

For such matters where an accrued liability has not been established, as well as for matters where an accrued liability has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, the Partnership is unable to provide a meaningful estimate of possible loss or range of possible loss at this time.

Further, the matters underlying any disclosed estimated range will change from time to time, and actual results may vary significantly. Information is provided in the Legal Proceedings sections of the Partnership’s Form 10-K for the year ended December 31, 2009 and this Form 10-Q regarding the nature of certain of these contingencies.

While the outcome of these proceedings is inherently uncertain, based on information currently available, the Partnership believes that its established reserves are adequate and the liabilities arising from such proceedings will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Partnership. However, based on future developments and the potential unfavorable resolution of these matters, the outcome could be material to the Partnership’s future consolidated operating results for a particular period or periods.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Partnership. The Partnership acknowledges to the Securities and Exchange Commission (the “Commission”) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings. The Partnership also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please contact me at 314-515-5946.

Sincerely,

/s/ Kevin Bastien
Kevin Bastien
Chief Financial Officer

cc:	James A. Tricarico, General Counsel

Denis J. Duncan, Partner, PricewaterhouseCoopers LLP